Exhibit 2

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.  Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Baytex evaluates performance based on net income and cash flow from operations.  Cash flow from operations represents cash generated from operating activities before changes in non-cash working capital, deferred charges and other assets and deferred credits.  The Company considers it a key measure as it demonstrates the ability of the business to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

Sales Volumes     For the first three months of 2003, light oil sales volumes decreased by 22% to 2,969 bbl/d from 3,818 bbl/d for the same period a year ago due to property sales during 2002.  Heavy oil sales volumes during the first quarter of 2003 decreased 5% to 21,788 bbl/d from 22,838 bbl/d for the same period last year.  This decrease is due to the 134,100 barrels of heavy oil production in transit at the end of the quarter.  Natural gas sales volumes were consistent at 74.0 mmcf/d for the first quarter of 2003 compared to 73.7 mmcf/d for the same period last year.

Revenue

	Three Months ended March 31
	2003		2002
	$000s	$/Unit	$000s	$/Unit
Oil Revenue (barrels)
Light oil	12,132	45.41	9,476	27.58
Heavy oil	61,720	31.48	44,359	21.58
Derivative contracts gain (loss)	(13,581)	(6.10)	2,444	1.02
Total oil revenue	60,271	27.05	56,279	23.46

Natural gas revenue (mcf)	46,776	7.02	21,159	3.19
Derivative contracts gain	—	—	1,692	0.25
Total natural gas revenue	46,776	7.02	22,851	3.44

Total Revenue (boe @ 6:1)	107,047	32.07	79,130	22.57

Revenue from light oil for the first quarter of 2003 increased 28% from the corresponding period a year ago due to a 65% increase in wellhead prices offset by a 22% decrease in sales volumes.  Revenue from heavy oil increased 39% due to a 46% increase in wellhead prices offset by a 5% decline in sales volumes.  Natural gas revenue increased 121% as wellhead prices increased by 120%.

Royalties     Total royalties increased 89% to $22.2 million for the three months ended March 31, 2003 from $11.8 million for the same period last year.  Total royalties for the first quarter of 2003 increased to 18.4% of sales compared to 15.7% of sales for the same period in 2002 due to higher product prices and accompanying higher royalty rates.  Royalties as a percentage of sales by product were 18.7% for light oil, 14.7% for heavy oil and 23.3% for natural gas in the first quarter of 2003 compared to 17.0%, 12.7% and 21.6%, respectively, for the corresponding quarter last year.

Operating Expenses     Operating expenses for the first quarter of 2003 increased 8% to $19.7 million from $18.3 million for the first quarter of 2002.  Operating expenses were $5.91 per boe for the first three months of 2003 compared to $5.21 a year ago.  The increase is attributable to higher natural gas and propane fuel costs and generally higher field costs due to harsh operating conditions during a cold winter.  For the first quarter of 2003, operating expenses were $4.40 per barrel of light oil, $7.21 per barrel of heavy oil and $0.66 per mcf of natural gas.  Operating expenses by product for the same period last year were $6.55, $5.91 and $0.60, respectively.

General and Administrative Expenses     General and administrative expenses for the first three months of 2003 were consistent with the prior year at $1.6 million.  On a per unit basis, these expenses increased from $0.45 per boe in 2002 to $0.48 per boe in 2003.  In accordance with the full cost accounting policy, $1.6 million of expenses relating to exploration and development activities were capitalized in the first quarters of 2003 and 2002.

Interest Expense     Interest expense increased to $6.5 million for the first quarter of 2003 from $5.6 million a year ago.  The increase is due to the termination of interest rate swap arrangements in August 2002.

Depletion and Depreciation     The provision for depletion and depreciation decreased to $25.2 million for the first three months of 2003 compared to $26.0 million for the same quarter last year.  On a per unit basis, the current period provision was $7.55 per boe compared to $7.42 per boe in the same period last year.

Site Restoration Costs     Site restoration costs for the first quarter of 2003 decreased to $0.6 million from $0.8 million for the same quarter last year. On a per unit basis, the provision for the first quarter of 2003 was $0.17 per boe compared to $0.23 per boe for the corresponding quarter a year ago.

Foreign Exchange     The foreign exchange gain in the first quarter of 2003 was $22.8 million compared to a $0.2 million loss in the prior year.  The 2003 gain is based on the translation of the Company’s U.S. dollar denominated long-term debt at 0.6806 at March 31, 2003 compared to 0.6331 at December 31, 2002. The 2002 loss is based on the translation of the U.S. dollar denominated long-term debt at 0.6275 at March 31, 2002 compared to 0.6279 at December 31, 2001.

Income Taxes     Current tax expenses were $2.6 million for the first quarter of 2003 compared to $2.0 million for the same quarter of 2002.  The current tax expenses are comprised of $2.2 million of Saskatchewan Capital Tax and $0.4 million of Large Corporation Tax compared to $1.6 million and $0.4 million, respectively, for the same period in 2002.

Liquidity and Capital Resources      At March 31, 2003, total net debt (including working capital) was $210.3 million compared to $383.7 million at the end of the first quarter of 2002 and $362.8 million at December 31, 2002.  The decrease in the net debt from December 31, 2002 is due to the sale of  properties and the changes in working capital at March 31, 2003.

On May 5, 2003, the Company redeemed the US$57 million Senior Secured Term Notes at principal plus US$4.4 million of yield maintenance payment.  The Company’s bank facilities are at $147 million subsequent to the asset sale and the note redemption and are totally undrawn.

Capital Expenditures.     Total exploration and development expenditures increased to $61.6 million for the first quarter of 2003 compared to $39.5 million for the same period a year ago.  The Company’s total capital expenditures for these periods are summarized as follows:

	Three Months ended March 31
($thousands)	2003	2002
Land	4,895	2,233
Seismic	2,829	2,030
Drilling and completions	43,162	25,709
Equipment	8,803	7,605
Other	1,905	1,949
Total exploration and development	61,594	39,526
Property acquisitions	54	690
Property dispositions	(135,004)	(47,053)
Net capital expenditures	(73,356)	(6,837)